Exhibit 12.1
PlanetOut Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

						Six months
	Year ended December 31,					ended
	2003	2004	2005	2006	2007	June 30, 2008
Net income (loss) from operations as reported	$(423)	$449	$2,043	$(1,248)	$(41,528)	$(3,288)
Add: Fixed charges	193	1,713	238	1,216	2,270	80

Earnings as defined	$(230)	$2,162	$2,281	$(32)	$(39,258)	$(3,208)

Fixed charges	$193	$1,713	$238	$1,216	$2,270	$80

Ratio of earnings to fixed charges (1)	—	1.3x	9.6x	—	—	—

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 2003, 2006, 2007 and the six months ended June 30, 2008 by amounts equal to the net loss for the period.